UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ____)*

                    Under the Securities Exchange Act of 1934

                                 Biomerica, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   09061H 30 7
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                                 (CUSIP Number)

      Keith A. Cannon, 3333 Tripoli Way, Oceanside, CA 92056 (760) 721-8877
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            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                January 23, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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   1     Names of Reporting Persons. Keith A. Cannon

         I.R.S. IDENTIFICATION Nos. of above persons (entities only) N/A
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   2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
         N/A                                                            (b) [ ]
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   3     SEC Use Only

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   4     Source of Funds (See Instructions)

         PF
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   5     Check if Disclosure of Legal Proceedings Is Required Pursuant      [ ]
         to Items 2(d) or 2(e) N/A

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   6     Citizenship or Place of Organization

         United States citizen
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                          7    Sole Voting Power
      Number of                380,042
        Shares          --------------------------------------------------------
     Beneficially         8    Shared Voting Power
       Owned by                23,000
         Each           --------------------------------------------------------
      Reporting           9    Sole Dispositive Power
        Person                 380,042
         With           --------------------------------------------------------
                         10    Shared Dispositive Power
                               23,000
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  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         403,042
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  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [ ]
          N/A

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  13     Percent of Class Represented by Amount in Row (11)
         6.8%

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  14     Type of Reporting Person (See Instructions)

         IN
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

Item 1. Security and Issuer

         Common stock of Biomerica, Inc.
         1533 Monrovia Ave, Newport Beach, CA  92663

Item 2. Identity and Background

         (a) The name of the person filing this statement is Keith A. Cannon ("reporting person");

         (b) The reporting person's business address is 3333 Tripoli Way, Oceanside, CA 92056;

         (c) The reporting person's principal occupation or employment is as an independent business consultant;

         (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) The reporting person has not, during the last five years, been a party to any civil proceeding requiring disclosure under this item; and

         (f)  The reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         All of the reporting person's purchases of the issuer's common stock have been made with the reporting person's personal funds.

Item 4. Purpose of Transaction

         Long term investment in the issuer.

Item 5. Interest in Securities of the Issuer

         The reporting person has sole voting and dispositive power over 380,042 shares of common stock. The reporting person has shared voting and dispositive power over an additional 23,000 shares of common stock that are owned by his wife, Stephanie F. Cannon. The aggregate of 403,042 shares of common stock represents approximately 6.8% of the issued and outstanding shares of the issuer.

         The reporting person made the following purchases in the open market, the first of which resulted in his ownership of more than 5% of the issuer's issued and outstanding common stock:

         1/23/06                    5,000 shares @ $0.50 per share
         2/02/06                    8,600 shares @ $0.50 per share
         3/27/06                    5,000 shares @ $0.50 per share
         4/11/06                    25,000 shares @ $0.40 per share

         The reporting person's wife, Stephanie F. Cannon, purchased 23,000 shares in the open market on March 30, 2006, at $0.49 per share.

         Additionally, the reporting person purchased 52,000 shares of restricted common stock at a price of $0.48 per share from the issuer in a private placement on May 31, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to Be Filed as Exhibits

         None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 15, 2006                                   /s/ Keith A. Cannon
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Date                                            Keith A. Cannon